Exhibit 99.6

ICI UK PENSION FUND

The ICI UK Pension Fund (“the Fund”) is subject to full actuarial valuation at least every three years. As at March 31, 2003, the date of the last full actuarial valuation, the Fund had a deficit for funding purposes of £443m and a solvency ratio of 93%.

Following the 2003 valuation, ICI agreed to make top-up contributions to the Fund of £62m per annum for nine years from 2004, and to provide an asset-backed guarantee for £250m to support its commitments to the Fund.

In the years between full valuations an interim valuation is routinely conducted. The 2005 interim valuation, conducted as at March 31, 2005, has concluded that:

1.	Having taken account of appropriate adjustments to the financial assumptions and of actual mortality experience to March 31, 2005, the Fund had a deficit for funding purposes of some £470m; and

2.	An increase to the allowance for future improvements in longevity is also appropriate. Initial indications from the actuary are that such an increase might add some £100m to £250m to the deficit, but further detailed actuarial analysis is required.

Consequently, ICI and the Fund trustees have agreed to bring forward the date of the next scheduled triennial valuation of the Fund from March 31, 2006 to March 31, 2005. The results of this valuation, which will take account of all appropriate changes to assumptions, and any implications on current funding arrangements, are likely to be available by the end of this year.

July 20, 2005